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                            [DECHERT LLP LETTERHEAD]


March 24, 2006

Michael Kosoff, Esq.
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549-0506


Re: Hartford Series Funds, Inc. (SEC File Nos. 33-45431 and 811-08629) Preliminary Proxy Statement with respect to Hartford Small Company HLS Fund

Dear Mr. Kosoff:

This letter responds to comments you provided to Gerardo Perez-Giusti and me in a telephonic discussion on March 21, 2006, regarding the Preliminary Proxy Statement ("Proxy") for Hartford Small Company HLS Fund (the "Fund"), a series of Hartford Series Funds, Inc. (the "Registrant"), filed with the Securities and Exchange Commission (the "Commission") on March 10, 2006. A summary of your comments and the Registrant's responses thereto are provided below.


          COMMENT 1: Please clarify whether fractional shares will have voting rights.

          RESPONSE: We will incorporate language to clarify that each full share outstanding is entitled to one vote, and each fractional share outstanding is entitled to a proportionate share of one vote.

          COMMENT 2: Please move the Board of Directors' Considerations discussion from Appendix D to the main body of the Proxy.

          RESPONSE:  We will incorporate your comment.

          COMMENT 3: Please clarify in the Proxy whether Hartford Investment Management's allocation will initially be limited to new inflows of assets into the Fund, and whether this allocation may be increased by the Board or the Investment Manager in the future.

          RESPONSE:  We will incorporate your comment.




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[DECHERT LLP LOGO]                                     Michael Kosoff, Esq.
                                                       Comment Response Letter
                                                       Page 2

          COMMENT 4: If applicable, please provide appropriate disclosure about other funds advised by Hartford Investment Management that have a similar investment objective to that of the Fund (reference Item 22(c)(10) of Schedule 14A).

          RESPONSE: Not applicable. Hartford Investment Management does not currently provide advisory services to any other fund with an investment objective similar to that of the Fund.

Please feel free to call me at 212.698.3806, or John V. O'Hanlon at 617.728.7111, if you have any questions or comments.

Very truly yours,

/s/ Elise M. Dolan

Elise M. Dolan


cc:    Michael Phillips
       John V. O'Hanlon
       Gerardo Perez-Giusti